SCHEDULE 13D

Amendment No.
Dial Page, Inc.
common stock
Cusip #25247P104
Filing Fee: Yes


Cusip # 25247P104
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	11,200
Item 8:	None
Item 9:	1,785,816
Item 10:	None
Item 11:	1,785,816
Item 13:	9.27%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $1.00 par value (the "Shares") of Dial Page, Inc. a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 301 College Street, Suite 700, P.O. Box Drawer 17067, Greenville, South Carolina 29603.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR. In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities. FMR Corp. and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	Effective July 1, 1993, Fidelity became sub-advisor to Fidelity American Special Situations Trust ("FASST").

	FASST is a unit trust established and authorized by the Department of Trade and Industry under the laws of England. The investment advisor of FASST is Fidelity Investment Services Limited, an English company and a subsidiary of FIL.

	Advanced MobileComm, Inc. ("AMI") directly and indirectly through its subsidiaries provides telecommunication services. Fidelity Capital, Inc., directly or through its subsidiaries, invests in and/or operates emerging businesses. Fidelity Capital, Inc. is a subsidiary of FMR
Corp.

	The Shares to which this statement relates are owned directly by seven of the Fidelity Funds, three Accounts, FASST, by Advanced
MobileComm, Inc., and by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Advanced MobileComm, Inc. received 1,406,443 Shares of common stock pursuant to an Agreement and Plan of Merger and Plan of Reorganization dated as of September 2, 1993, as amended (the "Merger Agreement") which provides, among other things, for the issuance of Shares of Dial Page, Inc. common stock.

	The Fidelity Funds which own or owned Shares purchased in the aggregate 153,713 Shares for cash in the amount of approximately $10,562,209, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 2,200 Shares sold aggregated approximately $122,100. The attached Schedule B sets forth Shares purchased and/or sold since March 5, 1994.

	The Accounts of FMTC which own or owned Shares purchased in the aggregate 228,260 Shares for cash in the amount of approximately $14,809,805, including brokerage commissions. The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 11,600 Shares sold aggregated approximately $638,400. The attached Schedule B sets forth Shares purchased and/or sold since March 5, 1994.

	FASST which own or owned Shares purchased in the aggregate 13,200 Shares for cash in the amount of approximately $605,880, including brokerage commissions. FASST used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 2,000 Shares sold aggregated approximately
$73,500. The attached Schedule B sets forth Shares purchased and/or sold since March 5, 1994.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

	AMI acquired shares in connection with the sale of a subsidiary to Dial Page, Inc. in a tax free transaction. The purpose of AMI in purchasing the Shares (see Item 5 below) is to acquire an equity interest in the Company.

	AMI may continue to purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what it considers to be reasonable prices and other investment opportunities that may be available to AMI.

	AMI intends to review continuously its equity position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, AMI may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	AMI has no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, FMTC, Advanced MobileComm, Inc., FASST, and FIL, beneficially own all 1,785,816 Shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through AMI, 1,406,443 Shares, or
approximately 7.30% of the outstanding Shares of the Company, and through Fidelity, as investment adviser to the Fidelity Funds, 151,513 Shares, or approximately 0.79% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 216,660 Shares, or approximately 1.12% of the outstanding Shares of the Company. The number of Shares held by the Fidelity Funds includes 9,813 Shares of common stock resulting from the assumed conversion of $6,360,000 princiapl amount of the 10.25% Unit Bonds (1.543 Shares of common stock for each $1,000 principal amount of the bond). The number of Shares held by the FMTC includes 9,859 Shares of common stock resulting from the assumed conversion of $6,390,000 princiapl amount of the 10.25% Unit Bonds (1.543 Shares of common stock for each $1,000 principal amount of the bond). FIL beneficially owns, as investment adviser to FASST, 11,200 Shares, or approximately 0.06% of the outstanding Shares of the Company. Neither FMR, Fidelity, FMTC, AMI, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, FMTC, AMI, FASST, and FIL are 1,785,816 Shares, or approximately 9.27% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment adviser to
the Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 151,513 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole voting power over and dispositive power over the 216,660 Shares owned by the Accounts. FIL, FMR Corp., through its control of Fidelity, and FASST each has sole power to vote and to dispose of the 11,200 Shares held by FASST. AMI has sole voting and dispositive power over the 1,406,443 Shares held by AMI.

	(c)	Except as set forth in Schedule B, neither FMR, or any of
its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities
	of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	May 13, 1994				By:	/s/David C. Weinstein

							David C. Weinstein
							Clerk

						Advanced MobileComm, Inc.



						By:	 /s/David C. Weinstein
							David C. Weinstein
							Vice President



SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

Mark Peterson	Exec.	Exec.
V.P.-Management	V.P.-Management
Resources	Resources, FMR

Denis McCarthy	Sr. Vice Pres. - 	Vice Pres., Chief
Administration,	Financial Officer,
Chief Financial	FMR
Officer


SCHEDULE B


DIAL PAGE, INC.

One Fidelity Fund purchased Shares since March 5, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	04-22-94	1,100	$33.13
	04-28-94	1,000	34.00



SCHEDULE B


DIAL PAGE, INC.

Three Account(s) purchased Shares since March 5, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	04-21-94	5,000	$33.13
	04-22-94	4,400	33.13
	04-28-94	4,000	34.00



SCHEDULE B


DIAL PAGE, INC.

Two Account(s) sold Shares since March 5, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	03-22-94	1,300	$60.00
	03-29-94	2,500	51.00


SCHEDULE B


DIAL PAGE, INC.

FASST sold Shares since March 5, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	05-06-94	2,000	$36.75